File No. 70-8461


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                   AMENDMENT NO. 6
                                (Post-Effective No. 3)
                                          TO
                                       FORM U-1
                              APPLICATION OR DECLARATION
                                        under
                    The Public Utility Holding Company Act of 1935

           ALABAMA POWER COMPANY                 GULF POWER COMPANY
           600 North 18th Street                500 Bayfront Parkway
        Birmingham, Alabama  35291            Pensacola, Florida  32501

           GEORGIA POWER COMPANY              MISSISSIPPI POWER COMPANY
         333 Piedmont Avenue, N.E.                 2992 West Beach
          Atlanta, Georgia  30308           Gulfport, Mississippi  39501

                         SAVANNAH ELECTRIC AND POWER COMPANY
                                 600 Bay Street, East
                               Savannah, Georgia  31401

                 (Name of company or companies filing this statement
                    and addresses of principal executive offices)

                                 THE SOUTHERN COMPANY

                (Name of top registered holding company parent of each
                               applicant or declarant)

      Art P. Beattie, Vice President,         Warren E. Tate, Secretary
          Secretary and Treasurer                   and Treasurer
           Alabama Power Company                 Gulf Power Company
           600 North 18th Street                500 Bayfront Parkway
        Birmingham, Alabama  35291            Pensacola, Florida  32501

     Judy M. Anderson, Vice President        Michael W. Southern, Vice
          and Corporate Secretary        President, Secretary and Treasurer
           Georgia Power Company              Mississippi Power Company
         333 Piedmont Avenue, N.E.                 2992 West Beach
          Atlanta, Georgia  30308           Gulfport, Mississippi  39501

                      Kirby R. Willis, Vice President, Treasurer
                             and Chief Financial Officer
                         Savannah Electric and Power Company
                                 600 Bay Street, East
                               Savannah, Georgia  31401

                     (Names and addresses of agents for service)

           The Commission is requested to mail signed copies of all orders, notices and communications to:

              W. L. Westbrook                  John D. McLanahan, Esq.
         Financial Vice President               Troutman Sanders LLP
           The Southern Company              600 Peachtree Street, N.E.
         64 Perimeter Center East                    Suite 5200
          Atlanta, Georgia  30346           Atlanta, Georgia  30308-2216
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          ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS.

                  Item 1 is hereby amended by adding thereto the following:

                  "Alabama proposes, in addition to a Special Purpose

          Subsidiary organized as either a limited liability company or a limited partnership, to organize its Special Purpose Subsidiary as a trust, Alabama Power Capital Trust I ("Alabama Power

          Capital").  The proposed Preferred Securities transactions effected through Alabama Power Capital will be carried out in the same manner, will have the same terms and conditions, and will be subject to the same rules and regulations as the proposed

          Preferred Securities transactions effected through a Special

          Purpose Subsidiary organized as a limited liability company or limited partnership.

                  Alabama Power Capital is a statutory business trust

          formed under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State on November 8,

          1995.  Alabama Power Capital's business is defined in a trust agreement, executed by Alabama, as Depositor, and the Delaware

          Trustee (the "Trustee") thereunder, filed as Exhibit A-1 hereto.

          Alabama, as grantor of Alabama Capital, selected Chemical Bank as the Trustee.  It is proposed that this trust agreement will be amended and restated in its entirety, substantially in the form of Exhibit A-2 hereto, on the date of the offering (the "Trust

          Agreement").  Alabama Power Capital exists for the exclusive purposes of (i) issuing the Trust Preferred Securities (as defined below) and the Trust Common Securities (as defined below)(the Trust Preferred Securities and the Trust Common

          Securities herein called the "Trust Securities") which represent
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          the undivided beneficial interests in the assets of Alabama Power

          Capital, (ii) investing the gross proceeds of the Trust

          Securities in the Junior Subordinated Notes (as defined below)

          and (iii) engaging in only those other activities necessary,

          appropriate, convenient or incidental thereto.  Alabama Power

          Capital has a term of approximately thirty (30) years, but may terminate earlier.

                  It is proposed that Alabama Power Capital will issue

          3,880,000 of its Trust Preferred Securities (the "Trust Preferred

          Securities"), with a liquidation preference of $25 per Trust

          Preferred Security and an aggregate liquidation preference of

          $97,000,000.  It is contemplated that the interest rate to be borne by the Trust Preferred Securities (which shall also be the rate for the Trust Common Securities and Junior Subordinated

          Notes) will be a fixed rate which shall not be above an annual rate of 10% of the liquidation preference of $25 per Trust

          Preferred Security (the "Interest Rate").  It is proposed that

          Alabama Power Capital will issue its Trust Common Securities,

          registered in the name of Alabama, in an aggregate amount of

          $3,000,000 (the "Trust Common Securities") to Alabama.  The

          proceeds realized by Alabama Power Capital from the sale of the

          Trust Preferred Securities, together with Alabama's payment to

          Alabama Power Capital in the amount of $3,000,000 for the Trust

          Common Securities, will be loaned to Alabama, such loan to be evidenced by $100,000,000 aggregate principal amount of Alabama's

          Series A Junior Subordinated Notes (the "Junior Subordinated

          Notes").  It is proposed that the Junior Subordinated Notes will

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          mature not more than thirty (30) years from the first day of the month in which they are initially issued.  It is also proposed that the Junior Subordinated Notes will not be convertible into any other securities or assets of Alabama or Alabama Capital

          Trust.

                  The holders of the Trust Preferred Securities and the

          Trust Common Securities will receive as distributions on payment dates their pro rata shares of payments received by Alabama Power

          Capital on the Junior Subordinated Notes, except that, in the event of default or partial payment by Alabama on the Junior

          Subordinated Notes, the payment entitlement of Alabama as holder of the Trust Common Securities will be subordinated to the payment entitlement of the investors as holders of the Trust

          Preferred Securities.  Similarly, if on liquidation of Alabama

          Power Capital, the proceeds from the sale or other liquidation of

          Alabama Power Capital's assets were not sufficient to fully satisfy the payment entitlements of the Trust Preferred

          Securities and the Trust Common Securities with respect to principal, the payment entitlement with respect to principal of

          Alabama as holder of the Trust Common Securities will be

          subordinated to the payment entitlement of the investors as holders of the Trust Preferred Securities.  The Trust Agreement

          will provide that holders of Trust Preferred Securities will have only the rights expressly granted to them by the Trust Agreement,

          including the right to receive distributions and certain

          consensual rights expressly provided.

                  It is proposed that Alabama Power Capital will issue and

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          sell the Trust Preferred Securities pursuant to an underwriting agreement, substantially in the form of Exhibit B-4 hereto, among

          Alabama Power Capital, Alabama and a group of underwriters headed by Lehman Brothers Inc.  Pursuant to such underwriting agreement,

          such underwriters will purchase the Trust Preferred Securities from Alabama Power Capital at a purchase price of $25 per Trust

          Preferred Security (an aggregate of $97,000,000).  In addition,

          in view of the fact that the proceeds of the sale of the Trust

          Preferred Securities will be loaned to Alabama, Alabama will agree to pay to the underwriters, as compensation for their services, a maximum of $.7875 per Trust Preferred Security;

          provided, that such compensation will not exceed $.50 per Trust

          Preferred Security sold to certain institutions.

                  Cash distributions on the Trust Securities will be

          cumulative from the date of original issuance at the Interest

          Rate and will be payable quarterly in arrears as described in the

          Trust Agreement.  Such distributions in arrears for more than one quarter will bear interest thereon at the Interest Rate.  The

          Junior Subordinated Notes will similarly bear interest at the

          Interest Rate, payable quarterly in arrears.  Alabama will have the right from time to time to defer the payment of interest on the Junior Subordinated Notes for a period not exceeding 20 consecutive quarters, at the end of each of which extension periods all accrued and unpaid interest (together with interest thereon at the Interest Rate) will be due and payable.  As a consequence of any such extension of the interest payment period on the Junior Subordinated Notes, quarterly distributions on the

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          Trust Preferred Securities would be correspondingly deferred.

                  Alabama will guarantee (the "Guarantee") the following

          payments with respect to the Trust Preferred Securities to the extent not paid by Alabama Power Capital:

                  (i)   any accrued and unpaid distributions that

                  are required to be paid on the Trust Preferred

                  Securities but if and only if and to the extent

                  Alabama Power Capital shall have funds legally

                  and immediately available therefor,

                  (ii)  the redemption price, including all accrued

                  and unpaid distributions to the date of

                  redemption, with respect to any Trust Preferred

                  Securities called for redemption by Alabama Power

                  Capital but if and only to the extent that

                  Alabama Power Capital has funds legally and

                  immediately available therefor, and

                  (iii) upon a dissolution, winding-up or

                  termination of Alabama Power Capital (other than

                  in connection with the distribution of Junior

                  Subordinated Notes to the holders of Trust

                  Preferred Securities (as described below) or the

                  redemption of all the Trust Preferred

                  Securities), the lesser of (a) the aggregate of

                  the liquidation amount and all accrued and unpaid

                  distributions on the Trust Preferred Securities

                  to the date of payment, to the extent Alabama

                  Power Capital has funds legally and immediately

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                  available therefor, and (b) the amount of assets

                  of Alabama Power Capital remaining available for

                  distribution to holders of Trust Preferred

                  Securities in liquidation of Alabama Power

                  Capital.

                  The Trust Securities are subject to mandatory redemption

          upon repayment of the Junior Subordinated Notes at maturity or upon their earlier redemption.  The Junior Subordinated Notes may be redeemed, in whole or in part, at the option of Alabama at any time on or after five (5) years from the date of their issuance.

          In addition, upon the occurrence of certain special events arising from a change in law or a change in legal interpretation or other specified circumstances relating to tax matters and the

          Investment Company Act of 1940, as amended, Alabama shall elect to either (i) redeem the Junior Subordinated Notes (and thus cause the redemption of the Trust Securities), or (ii) dissolve

          Alabama Power Capital and, after satisfaction of creditors as required by applicable Delaware law, cause Junior Subordinated

          Notes to be distributed to the holders of the Trust Preferred

          Securities in liquidation of Alabama Power Capital.  In the case of such a special event, the Trust shall have the opportunity to eliminate such special event within ninety (90) days after the occurrence thereof by taking some ministerial action, such as filing a form or making an election, or pursuing some other reasonable measure, which would have no adverse effect on Alabama

          Power Capital, Alabama, or the holders of the Trust Preferred

          Securities.

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                  Unless an event of default occurs and is continuing under

          the Trust Agreement, (i) Alabama will have the right to replace the Trustee, subject to any Trustee eligibility requirements set forth in the Trust Agreement, and (ii) consensual rights

          exercised by holders of the Trust Preferred Securities generally will be exercised by Alabama, subject to certain protections for holders of the Trust Preferred Securities.  If an event of default occurs and is continuing under the Trust Agreement, the holders of the Trust Preferred Securities would have the right to replace the Trustee.  The Trustee would be required under the

          Trust Agreement to enforce Alabama Power Capital's rights under the Junior Subordinated Notes.

                  It is contemplated that, for Federal income tax purposes,

          Alabama Power Capital will be treated as a passive grantor trust and not as a partnership.  Accordingly, as in the case of a limited liability company or limited partnership Special Purpose

          Subsidiary, Alabama Power Capital will not be subject to tax and

          Alabama and investors holding Trust Preferred Securities will be treated as the owners of Alabama Power Capital and will be required to include in income their proportionate shares of the income of Alabama Power Capital.  However, the information reporting procedure for Alabama Power Capital would differ from the procedures used when the Special Purpose Subsidiary is a limited liability company or a limited partnership.  Investors would receive tax reporting information from their brokers on an

          IRS Form 1099, rather than the Schedule K-1.

                  It is anticipated that Alabama Power Capital will be

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          exempt from status as an "investment company" under the

          Investment Company Act of 1940, as amended, in reliance on the finance subsidiary rule (Rule 3a-5).

                  The proceeds from the sale of the Trust Preferred

          Securities will be loaned by Alabama Power Capital to Alabama,

          such loan to be evidenced by the Junior Subordinated Notes and ultimately will be used by Alabama for general corporate

          purposes, including repayment of outstanding short-term debt.

          None of such proceeds will be used by Alabama or any associate company thereof for the acquisition of an interest in an "exempt wholesale generator" or a "foreign utility company" as defined in

          Sections 32 and 33, respectively, of the Act.

                  It is considered that the record is now complete with

          respect to the issuance by Alabama Power Capital of the Trust

          Preferred Securities and the related issuance by Alabama of the

          Junior Subordinated Notes and the Guarantee as described herein.

          Accordingly, an order with respect to such transactions is hereby requested.  It is hereby requested that jurisdiction be reserved with respect to the other transactions proposed in these

          proceedings."


          ITEM 2. FEES, COMMISSIONS AND EXPENSES.

                  The estimated fees and expenses to be incurred by Alabama

          in connection herewith are as follows:








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          Filing fees - Securities and Exchange Commission  . $ 33,450
          Fees and Expenses of Trustees . . . . . . . . . . .  30,000
          Listing on New York Stock Exchange  . . . . . . . .  44,300
          Printing charges  . . . . . . . . . . . . . . . . .  30,000
          Rating Agency Fees  . . . . . . . . . . . . . . . .  40,000
          Services of Southern Company Services, Inc. . . . .  30,000
          Fees and Expenses of counsel  . . . . . . . . . . . 125,000
          Blue sky fees and expenses  . . . . . . . . . . . .   2,500
          Fees of accountants, Arthur Andersen LLP  . . . . .  25,000
          Miscellaneous . . . . . . . . . . . . . . . . . . .    4,750
            TOTAL . . . . . . . . . . . . . . . . . . . . . . $365,000



          ITEM 3.  APPLICABLE STATUTORY PROVISIONS.

                  Item 3 is hereby amended by adding the following thereto:

                  "Rule 54 Analysis.  Under Rule 54, in determining whether

          to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an

          "exempt wholesale generator" or "foreign utility company", or other transactions by such registered holding company or its subsidiaries other than with respect to "exempt wholesale

          generators" or "foreign utility companies," the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an "exempt wholesale generator" or a "foreign utility company" upon the registered holding company system if the "safe harbor" conditions of Rule 53 are satisfied.

                  Southern currently meets all of the "safe harbor"

          conditions of Rule 53.  Southern's "aggregate investment" in

          "exempt wholesale generators" and "foreign utility companies" at

          October 31, 1995 was approximately $1.250 billion, representing approximately 38.0% of Southern's "consolidated retained

          earnings," as defined in Rule 53(a)(1)(ii), for the four quarters

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          ended September 30, 1995 ($3.292 billion).  Furthermore, Southern has and will continue to comply with the record keeping

          requirements of Rule 53(a)(2) concerning affiliated "exempt wholesale generators" and "foreign utility companies."  In addition, as required by Rule 53(a)(3), no more than 2% of the employees of Southern's operating utility subsidiaries will, at any one time, directly or indirectly, render services to "exempt wholesale generators" and "foreign utility companies."  Finally,

          since none of the circumstances described in Rule 53(b) exists,

          the provisions of Rule 53(a) are not made inapplicable by Rule

          53(b)."


          ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

               A. Exhibits:

                  A-1   - Trust Agreement of Alabama Power Capital Trust I.
                          (Designated in Form S-3 File No. 33-64125, as
                          Exhibit 4(c).)

                  A-2   - Form of Amended and Restated Trust Agreement.
                          (Designated in Form S-3 File No. 33-64125, as
                          Exhibit 4(d).)

                  B-1   - Form of Subordinated Note Indenture between
                          Alabama Power Company and Chemical Bank, as
                          Trustee. (Designated in Form S-3 File No. 33-64125, as Exhibit 4(a).)

                  B-2   - Form of Supplemental Indenture to Subordinated
                          Note Indenture between Alabama Power Company and Chemical Bank, as Trustee. (Designated in Form S-3 File No. 33-64125, as Exhibit 4(b).)

                  B-3   - Form of Guarantee with respect to Preferred
                          Securities. (Designated in Form S-3 File No. 33-64125, as Exhibit 4(g).)

                  B-4   - Form of Underwriting Agreement.  (Designated in
                          Form S-3 File No. 33-64125, as Exhibit 1.)



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                  C-1   - Registration Statement under the Securities Act
                          of 1933. (Filed electronically November 9, 1995, File No. 33-64125.)

                  C-2   - Amendment No. 1 to Registration Statement under
                          the Securities Act of 1933. (Filed electronically January 11, 1996, File No. 33-64125.)

                  F-1   - Opinion of Balch & Bingham, counsel for Alabama.


               B. Financial Statements.

                  Balance sheet of Alabama at September 30, 1995.
                  (Designated in Alabama's Form 10-Q for the quarter ended September 30, 1995, File No. 1-3164.)

                  Statements of Income of Georgia for the twelve months ended September 30, 1995. (Designated in Alabama's Form 10-Q for the quarter ended September 30, 1995, File No. 1-3164.)































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                                      SIGNATURES

               Pursuant to the requirements of the Public Utility Holding

          Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.


          Date: January 16, 1996   ALABAMA POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary



                                   GEORGIA POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary



                                   GULF POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary



                                   MISSISSIPPI POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary



                                   SAVANNAH ELECTRIC AND POWER COMPANY


                                   By: /s/Wayne Boston
                                      Wayne Boston,  Assistant Secretary






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